SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, DC 20549


                              FORM 12b-25

                                 Commission File Number:  0-24298
                                                          -------

                      NOTIFICATION OF LATE FILING

     (Check One): [X] Form 10-K  [ ]  Form 11-K  [ ]  Form 2-F
[ ]  Form 10-Q  [ ]  Form N-SAR

For Period Ended:
                             April 30, 2000
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[ ] Transition Report on Form 10-K [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
______________________________________________________________________

        READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.
                         PLEASE PRINT OR TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
______________________________________________________________________

______________________________________________________________________


                    PART I.  REGISTRANT INFORMATION


Full name of registrant

             Miller Industries, Inc.
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Former name if applicable

            N/A
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Address of principal executive office (STREET AND NUMBER)

            8503 Hilltop Drive
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City, State and Zip Code

             Ooltewah, Tennessee  37363
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
                   PART II.  RULE 12B-25 (B) AND (C)


     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]
     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                         PART III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Company's Annual Report on Form 10-K for the year ended April 30, 2000 could not be filed within the prescribed time period without unreasonable effort and expense due to the complications and delays experienced by the Company in finalizing the detailed financial information contained in the Form 10-K. The Company expects to file the financial information and related items in its Form 10-K in the next 15 days.


                      PART IV.  OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

          Frank Madonia                (423)           238-4171
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              (Name)                   (Area Code)  (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                         [x] Yes   [ ] No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      [x] Yes   [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     On June 31, 2000, the Registrant issued a press release discussing its fourth quarter and year-end results. A copy of that press release is attached hereto as Attachment A.


                         MILLER INDUSTRIES, INC.
             -------------------------------------------
             (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date

   July 31, 2000
----------------------------


       /s/ Frank Madonia
By   ---------------------------------------
     Frank Madonia
     Executive Vice President

                                  Attachment A

          MILLER INDUSTRIES REPORTS FISCAL 2000 FOURTH QUARTER RESULTS


         CHATTANOOGA, Tennessee, July 31, 2000 - Miller Industries, Inc. (NYSE:MLR) today announced results for its fiscal 2000 fourth quarter and fiscal year ended April 30, 2000.

         In the fiscal fourth quarter, net sales were $152.3 million, an 8% increase over net sales of $141.5 million in the fiscal 1999 fourth quarter. Before non-recurring and non-cash impairment charges of $76.9 million, the Company reported a fiscal 2000 fourth quarter loss from operations of $5.3 million compared to a loss of $3.5 million in the year ago period. The net loss for the fourth quarter of fiscal 2000 including the impairment charges was $72.5 million, or $(1.55) per diluted share, versus a loss of $4.5 million, or $(0.10) per diluted share in the fourth quarter of fiscal 1999.

         The Company periodically reviews the carrying amount of the long-lived assets and goodwill in both its towing services and towing equipment businesses to determine if those assets may be recoverable based upon the future operating cash flows expected to be generated by those assets. As a result of such review during the fourth quarter of fiscal 2000, the Company concluded that the carrying value of such assets in certain towing services markets and certain assets within the Company's towing and recovery equipment segment were not fully recoverable. Accordingly, the Company recorded one-time non-cash impairment charges of $69.1 million and $7.7 million in its towing services and towing and recovery equipment segments, respectively.

                                    - MORE -

         For the full fiscal year 2000, the Company reported net sales of $581.5 million, an increase of 11% over net sales of $525.9 million in fiscal 1999. Excluding the aforementioned impairment charges and $6 million in non-recurring charges recognized in the fiscal 2000 second quarter to reflect the rationalization of its RoadOne operations, operating income for fiscal 2000 was $8.9 million versus $14.9 million in the same period last year. Including these charges, the Company's operating loss for fiscal 2000 totaled $74.0 million. Net loss, including the non-recurring charges in fiscal 2000, was $73.1 million, or $(1.57) per diluted share, compared with net income of $2.2 million, or $0.05 per diluted share in the year ago period.

         Within the towing and recovery equipment segment, revenues increased 9% to $100.6 million from $92.5 million a year ago due primarily to continued demand for the Company's core products, and increased sales volumes of large trailers, chassis, and exported products. Operating income in this segment before impairment charges was $1.9 million in the current quarter compared to a loss of $0.1 million last year. Higher margins in the quarter for the Company's core products were partially offset by lower margins in the Company's distributor operations, as well as by the negative impact of lower margins from the trailer, chassis and export sales product mix. The Company realized an impairment charge of $7.7 million in the fourth quarter of fiscal 2000 to reflect the reduction in the carrying amount of goodwill and certain other assets associated with the Company's towing and recovery equipment segment, which resulted in an operating loss for the quarter of $5.9 million in the segment. In connection with its annual physical inventory counts at April 30, 2000, the Company identified certain adjustments that it deemed necessary to more accurately state its previously reported results of operations for the third quarter of fiscal 2000. The results for the third quarter reflect a reduction in operating and net income of $2.7 million and $1.7 million, respectively, from amounts previously reported by the Company.

         At the Company's RoadOne towing services subsidiary, revenues increased 5% to $51.7 million from $49.1 million in the fiscal fourth quarter of last year due primarily to the contributions of acquisitions made subsequent to the third quarter of fiscal 1999. RoadOne reported an operating loss before impairment charges of $7.2 million for the current quarter, compared with an operating loss of $3.4 million in the year ago period. This loss was due to continued poor performance in a portion of



                                    - MORE -

RoadOne's markets, as well as an increase in certain operating costs, most significantly fuel expenses. RoadOne recorded an impairment charge of $69.1 million in the fourth quarter to reflect the write-down of assets in certain markets. Including these charges, the RoadOne operating loss was $76.3 million.
         Selling, general and administrative expenses for the fiscal 2000 fourth quarter were $24.4 million, a 12% increase from selling, general and administrative expenses of $21.8 million a year ago. As a percentage of sales, these expenses increased from 15.4% of sales in the fourth quarter of fiscal 1999 to 16.0% in the current year period.
         Interest expense increased to $4.0 million versus $3.4 million in the fourth quarter of fiscal 1999 due to higher interest rates. Debt at April 30, 2000 was $135.3 million compared to $138.0 million at April 30, 1999.
         In July 2000, the Company entered into an amendment to its bank credit facility that extended the maturity from February 1, 2001 to August 1, 2001. The amendment reduces the total available funds to $140 million, which consists of a revolving credit facility of $115 million and $25 million of borrowings under the previous credit facility that were converted to a term loan. The amendment requires that the credit facility and term loan be reduced by an aggregate of $13 million (which is included in current portion of long-term obligations) by November 30, 2000. The amendment also makes changes to availability formulas for eligible accounts receivable, inventory and fixed assets, increases interest rates, and requires additional collateral to be delivered, among other things.
         The Company also announced that James A. McKinney has resigned as Chief Executive Officer of the Company's RoadOne(R) towing services subsidiary, to pursue other business opportunities. Jeffrey I. Badgley, President and Chief Executive Officer of Miller Industries, assumed operating responsibility for RoadOne. Mr. McKinney also resigned from the Miller Industries Board of Directors.
         Commenting on these results, Mr. Badgley stated, "Our fourth quarter results in the Company's towing and recovery equipment segment were positive although down somewhat from our recent expectations. We realized better manufacturing efficiencies compared to last year as a result of the initiatives we undertook to improve our processes. The quarter also saw a high level of trailer, chassis, and foreign sales, which, in this quarter, were less profitable than normal. We continue to monitor the impact of increasing fuel prices, interest rates and activities of chassis manufacturers on incoming domestic orders, as each of these factors may have an adverse impact on future results."

                                     - MORE-
         Mr. Badgley continued, "Results at RoadOne were again disappointing. We were pleased that the top-performing markets generated positive same-store growth and consistent operating margins despite the impact of higher fuel costs. However, these contributions were more than offset by continued revenue declines and higher expenses in certain of our underperforming markets."
         Mr. Badgley added, "The results generated by the top-performing operations within RoadOne continue to demonstrate an ability to perform at desired levels, which we believe confirms the viability of our business plan. Nevertheless, we are accelerating our efforts to aggressively reduce expenses at RoadOne at the corporate level, as well as in the field, to raise overall returns. We are also considering all alternatives to bring our underperforming markets to an acceptable level of profitability, including the possible disposition of certain of such assets. As always, we continue to investigate all financial alternatives with respect to the overall Road One business to enhance shareholder value."
         Miller Industries is the world's leading integrated provider of vehicle towing and recovery equipment and services. The Company markets its towing services under the national brand name RoadOne(R) and its towing equipment under a number of well-recognized brands.

         Except for historical information contained herein, the matters set forth in this news release are forward-looking statements. The Company noted that forward looking statements set forth above involve a number of risks and uncertainties that could cause actual results to differ materially from any such statement, including the risks and uncertainties discussed under the caption "Risk Factors" in the Company's Form 10-K for fiscal 1999, which discussion is incorporated herein by this reference.


                                - TABLES FOLLOW -


                                      MILLER INDUSTRIES, INC. AND SUBSIDIARIES
                                     CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                        (IN THOUSANDS EXCEPT PER SHARE DATA)

                                                    THREE MONTHS ENDED                   TWELVE MONTHS ENDED
                                                         APRIL 30,                             APRIL 30,
                                                                       %                                       %
                                           2000           1999       CHANGE      2000           1999        CHANGE
                                         --------       -------      ------     -------       --------       ------
NET SALES                                $ 152,250      $ 141,494        8%     $ 581,488      $525,932         11%
                                         ---------      ---------               ---------      --------

COSTS AND EXPENSES:
COSTS OF OPERATIONS                        133,168        123,201        8%       489,986       435,691         12%
SELLING, GENERAL AND                        24,406         21,812       12%        82,630        75,368         10%
    ADMINISTRATIVE EXPENSES
ASSET IMPAIRMENTS AND OTHER
    NON-RECURRING CHARGES                   76,855              0      N/M         82,896             0        N/M
INTEREST EXPENSE, NET                        4,030          3,393       19%        12,427        10,395         20%
                                         ---------      ---------               ---------      --------
TOTAL COSTS AND EXPENSES                   238,459        148,406       61%       667,939       521,454         28%
                                         ---------      ---------               ---------      --------
(LOSS) INCOME BEFORE TAXES                 (86,209)        (6,912)    1147%       (86,451)        4,478      -2031%
INCOME TAX (BENEFIT) PROVISION             (13,677)        (2,424)     464%       (13,308)        2,272       -686%
                                         ---------      ---------               ---------      --------
NET (LOSS) INCOME                        $ (72,532)     $  (4,488)    1516%     $ (73,143)     $  2,206      -3416%
                                         =========      =========               =========      ========       ====

NET (LOSS) INCOME PER COMMON SHARE:
    BASIC                                $   (1.55)     $   (0.10)    1450%     $   (1.57)     $   0.05      -3240%
                                         =========      =========               =========      ========       ====
    DILUTED                              $   (1.55)     $   (0.10)    1450%     $   (1.57)     $   0.05      -3240%
                                         =========      =========               =========      ========       ====
WEIGHTED AVERAGE SHARES OUTSTANDING:
    BASIC                                   46,702         46,416        1%        46,694        46,338        1%
                                         =========      =========               =========      ========       ====
    DILUTED                                 46,702         47,208       -1%        46,694        47,266       -1%
                                         =========      =========               =========      ========       ====




                                    - MORE -

                            SUPPLEMENTAL SEGMENT DATA
                                 (IN THOUSANDS)

                                                                   THREE MONTHS ENDED
                                                                        APRIL 30,
                                                                   ------------------

                                                                % OF                              % OF
                                             2000               TOTAL              1999           TOTAL
                                             ----               -----              ----           -----
NET SALES:
    TOWING AND RECOVERY EQUIPMENT          100,604                 66%            92,447           65%
    TOWING SERVICES                         51,646                 34%            49,047           35%
                                         ---------          ---------          ---------          ---

                                         $ 152,250                100%         $ 141,494          100%

OPERATING (LOSS) (1):
    TOWING AND RECOVERY EQUIPMENT           (5,862)                 7%              (105)           3%
    TOWING SERVICES                        (76,317)                93%            (3,414)          97%
                                         ---------          ---------          ---------          ---
                                         $ (82,179)               100%         $  (3,519)         100%
                                         =========                             =========          ===

                                                                  TWELVE MONTHS ENDED
                                                                          APRIL 30,
                                                                   ------------------

                                                                % OF                              % OF
                                             2000               TOTAL              1999           TOTAL
                                             ----               -----              ----           -----

NET SALES:

    TOWING AND RECOVERY EQUIPMENT          373,546                64%            342,388          65%
    TOWING SERVICES                        207,942                36%            183,544          35%
                                         ---------          ---------          ---------          ---
                                         $ 581,488               100%           $525,932         100%
                                         =========                             =========          ===
OPERATING (LOSS) INCOME <F1 <F2>
    TOWING AND RECOVERY EQUIPMENT            8,704              -12%              14,443          97%
    TOWING SERVICES                        (82,728)              112%                430           3%
                                         ---------          --------            --------         ---
                                         $ (74,024)              100%           $ 14,873         100%
                                         =========                             =========         ===

<F1> Includes  $76.9 million  impairment of long-lived  assets for the three and twelve months ended April 30, 2000 and 6.0 million non-recurring charges for the twelve months ended April 30, 2000.
<F2> Includes a reduction  in  operating  income of $2.7  million for the twelve months ended April 30, 2000 to more accurately state its previously reported operating income for the third quarter of fiscal 2000.


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